UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 12)*

Shoe Carnival, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

824889109
(CUSIP Number) December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 824889109	13G

1	NAMES OF REPORTING PERSONS J. Wayne Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,681,529 (1)
	6	SHARED VOTING POWER 4,999,844 (2)
	7	SOLE DISPOSITIVE POWER 3,681,529 (1)
	8	SHARED DISPOSITIVE POWER 4,999,844 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,681,373 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.0% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents the number of shares beneficially owned by Mr. Weaver after his receipt of 267,917 shares from the J. Wayne Weaver 2020 Grantor Retained Annuity Trust for Leigh Anne Weaver (the “Leigh Weaver 2020 GRAT”) as an annuity payment on May 23, 2022, in accordance with the terms of the Leigh Weaver 2020 GRAT. Leigh Anne Weaver is the sole trustee of the Leigh Weaver 2020 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the Leigh Weaver 2020 GRAT. Mr. Weaver does not have any voting or dispositive power over the shares held by the Leigh Weaver 2020 GRAT.

(2)	Includes 4,999,844 shares owned by Mr. Weaver’s spouse.

(3)

Based on 27,166,175 outstanding shares of the Issuer’s common stock as of November 23, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 29, 2022, filed with the Securities and Exchange Commission on December 2, 2022.

CUSIP No. 824889109	13G

1	NAMES OF REPORTING PERSONS Delores B. Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,999,844
	6	SHARED VOTING POWER 3,681,529 (1)
	7	SOLE DISPOSITIVE POWER 4,999,844
	8	SHARED DISPOSITIVE POWER 3,681,529 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,681,373 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.0% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 3,681,529 shares beneficially owned by Mrs. Weaver’s spouse after Mr. Weaver’s receipt of 267,917 shares from the Leigh Weaver 2020 GRAT as an annuity payment on May 23, 2022, in accordance with the terms of the Leigh Weaver 2020 GRAT. Leigh Anne Weaver is the sole trustee of the Leigh Weaver 2020 GRAT and, as sole trustee, has sole voting and dispositive power with respect to the shares held by the Leigh Weaver 2020 GRAT. Mrs. Weaver’s spouse does not have any voting or dispositive power over the shares held by the Leigh Weaver 2020 GRAT.

(2)

Based on 27,166,175 outstanding shares of the Issuer’s common stock as of November 23, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 29, 2022, filed with the Securities and Exchange Commission on December 2, 2022.

Item 1.

(a)	Name of Issuer

Shoe Carnival, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

7500 East Columbia Street
Evansville, Indiana 47715

Item 2.

(a)	Name of Person Filing

(i)	J. Wayne Weaver

(ii)	Delores B. Weaver

(b)	Address of Principal Business Office or, if none, Residence

(i)	J. Wayne Weaver

7500 East Columbia Street
Evansville, Indiana 47715

(ii)	Delores B. Weaver

7500 East Columbia Street
Evansville, Indiana 47715

(c)	Citizenship

(i)	J. Wayne Weaver:	United States

(ii)	Delores B. Weaver:	United States

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number

824889109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount Beneficially Owned

(i)	J. Wayne Weaver:	8,681,373 shares (1)

(ii)	Delores B. Weaver:	8,681,373 shares (2)

(b)	Percent of Class

(i)	J. Wayne Weaver:	32.0% (1)(3)

(ii)	Delores B. Weaver:	32.0% (2)(3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(i)	J. Wayne Weaver:	3,681,529

(ii)	Delores B. Weaver:	4,999,844

(ii)	Shared power to vote or to direct the vote

(i)	J. Wayne Weaver:	4,999,844 (1)

(ii)	Delores B. Weaver:	3,681,529 (2)

(iii)	Sole power to dispose or to direct the disposition of

(i)	J. Wayne Weaver:	3,681,529

(ii)	Delores B. Weaver:	4,999,844

(iv)	Shared power to dispose or to direct the disposition of

(i)	J. Wayne Weaver:	4,999,844 (1)

(ii)	Delores B. Weaver:	3,681,529 (2)

(1)	Includes 4,999,844 shares owned by Mr. Weaver’s spouse.

(2)	Includes 3,681,529 shares owned by Mrs. Weaver’s spouse.

(3)	The percentage of shares beneficially owned is based on 27,166,175 outstanding shares of the Issuer’s common stock as of November 23, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended October 29, 2022, filed with the Securities and Exchange Commission on December 2, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2023

By:	/s/ J. Wayne Weaver
J. Wayne Weaver

By:	/s/ Delores B. Weaver
Delores B. Weaver